SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 2)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation, filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding Shares and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affiliates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, and the related Letter of Transmittal. Under the terms of the Exchange Offer, each Share accepted by the Purchaser in accordance with the Exchange Offer shall be exchanged for that number of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio. The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375.

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opinions of Financial Advisors--Background--Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:




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                   On December 1, 1994, the Board met and reviewed the
         letter received from Japonica on November 30, 1994 (the "Japonica November 30 letter"). Following the conclusion of such meeting, on behalf of the Board, a letter was sent to Japonica. This letter advised Japonica that the Board's objective is to maximize the value of the Company for its shareholders and to do so the Board will pursue whatever transaction the Board believes most likely to achieve its objective. The Board's letter also noted that the Japonica November 30, 1994 letter is silent on many important details, given the complex nature of the transactions it describes. Therefore, in view of the time factors involved in the transaction involving the Common Stock Partnerships and the Japonica proposal, the Board requested that Japonica meet with the Board's representatives on Sunday, December 4, 1994, noting that one of the Board's independent directors would chair the meeting on the Board's behalf. The Board's letter stated that the purpose of the meeting will be to obtain detailed information about Japonica's plans in order to assist the Board in its consideration of the proposal set forth in the Japonica November 30 letter. In this connection, the Board's letter requested that Japonica provide the Board with detailed information on a number of questions raised in its review of the Japonica November 30 letter. The Board's letter concluded by requesting confirmation that Japonica would be willing to meet on December 4, 1994, noting that if the date was not convenient for Japonica, the Board will make every effort to schedule something more convenient; the letter also requested that if Japonica was unable to meet on such date, that Japonica provide the Board with a written response to the Board's questions on or before such date. Following the delivery of the Board's letter to Japonica, it was publicly reported that a Japonica spokesman had stated that Japonica would respond to the Board's request as soon as practicable. The Board's letter is included as an exhibit hereto and is incorporated herein by this reference; the foregoing description of such letter is qualified in its entirety by reference to such exhibit.


         Item 8.  Additional Information to be Furnished.

                   (b)  The description under "Certain Legal
         Proceedings" is hereby amended and supplemented by adding the following information:

                   On November 30, 1994, a putative class action captioned Petersen, et al. v. Borden, Inc., et al., Case No. 94 CIV 8648, was filed by purported shareholders of the Company in the United States District for the Southern District of New










         York against the Company, members of the Company's board of directors, Holdings, members of Holdings' board of directors, KKR, certain partners and executives of KKR, and the Company's financial advisors, Lazard Freres and First Boston. The complaint alleges, among other things, (1) violations of Sections 14(e) and 20(a) of the Securities Exchange Act of 1934, as amended, by the Company, KKR and the Company's board of directors; (2) violations of Section 11 of the Securities Act of 1933, as amended, by Lazard Freres, First Boston and certain officers and directors of Holdings and partners or executives of KKR; and (3) breach of fiduciary duty by the Company and the Company's board of directors, which breach of fiduciary duty allegedly was aided and abetted by KKR. The complaint seeks equitable relief, including, among other things, a preliminary injunction and declaratory relief, as well as money damages. A copy of the complaint is included as an exhibit hereto and is incorporated herein by reference. In addition, copies of the complaints in other actions filed against the Company and its directors have been included as exhibits to the Schedule 14D-9 and are incorporated herein by reference.


         Item 9.  Material to be Filed as Exhibits.

                   The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

                   Exhibit 99.79 --    Letter from F.J. Tasco
                                       to P.B. Kazarian, dated
                                       December 1, 1994.


                   Exhibit 99.80 --    Complaint filed in
                                       Peterson, et al. v.
                                       Borden, Inc., (S.D.N.Y.
                                       Nov. 30, 1994).















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                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the in-formation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated: December 2, 1994       By: /s/ Allan L. Miller
                                           Name: Allan L. Miller
                                           Title: Senior Vice President,
                                            Chief Administrative
                                            Officer and General Counsel












































                                  EXHIBIT INDEX


         Exhibit                  Description             Sequential Number

         Exhibit 99.79 --         Letter from F.J. Tasco
                                  to P.B. Kazarian, dated
                                  December 1, 1994.

         Exhibit 99.80 --         Complaint filed in
                                  Peterson, et al. v.
                                  Borden, Inc., (S.D.N.Y.
                                  Nov. 30, 1994).